December 9, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-34-91-374-50-20

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicola 4
48005 Bilbao, Spain

Re: Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F filed March 31, 2008
File No. 001-10110

Dear Mr. Gonzalez:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

CC: Michael J. Willisch
Davis Polk & Wardwell
Marques de la Ensenada, 2
28004 Madrid, Spain
Phone (34) 91-702-2741
Facsimile (44) 207-710-4884